BETH N. LOWSON
                                                                         Counsel
                                                                  (212) 314-3939
                                                             Fax: (212) 707-7785
                                               E-mail: beth.lowson@equitable.com


[EQUITABLE-AXA LOGO]
                                                                  LAW DEPARTMENT


                                                                  April 13, 2000
VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: The Equitable Life Assurance Society of the United States Separate Account FP
                  File Nos. 333-17637 and 811-04335
                  ----------------------------------------------------------


Ladies and Gentlemen:

       The Equitable Life Assurance Society of the United States and its Separate Account FP request the withdrawal of their 485APOS submission made on February 16, 2000.

                                              Very truly yours,


                                              /s/ Beth N. Lowson
                                              ------------------
                                                  Beth N. Lowson


cc:  Tom C. Lauerman, Esq.




            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
              1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104